Exhibit 99.2

STARFIELD RESOURCES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED NOVEMBER 30, 2008

GENERAL

The following is management’s discussion and analysis (“MD&A”) of the operations, results, and financial position of Starfield Resources Inc. (“Starfield” or “the Company”) for the three and nine months ended November 30, 2008, which should be read in conjunction with the Company’s unaudited financial statements for the three and nine months ended November 30, 2008, and the Company’s audited financial statements for the year ended February 29, 2008.

Unless otherwise noted, amounts are in Canadian dollars.

FORWARD LOOKING STATEMENTS

Certain information contained or incorporated by reference in this MD&A, including any information as to Starfield`s future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of nickel, copper, platinum, palladium, and cobalt; volatility in the price of fuel and electricity; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada; business opportunities that may be pursued by the Company; operating or technical difficulties in connection with mining or development activities; employee relations; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; and contests over title to properties, particularly title to undeveloped properties.  In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks. Many of these uncertainties and contingencies can affect the Company`s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Starfield.  Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

DATE

This MD&A covers the three and nine months ended November 30, 2008, and was prepared on January 9, 2009.

OVERALL PERFORMANCE

Introduction

Starfield is a resource company conducting advanced exploration and development on its 100%-owned 629,777-acre Ferguson Lake nickel-copper-platinum-palladium-cobalt (Ni-Cu-Pt-Pd-Co) property (the “Property”) located in Nunavut, Canada.  It has also commenced an exploration program for diamonds and other minerals on other parts of its property.  The Company is rapidly transitioning from an advanced exploration stage to the early stage of development.  On March 20, 2008, the Company announced positive economics from a preliminary assessment (“scoping study”) of its 100%-owned Ferguson Lake project in Nunavut.  On December 15, 2008, the scoping study was updated and continues to show that the project has positive economics.

The Company is focusing its efforts on exploring and developing the Ferguson Lake Property.  Potentially large and economically viable deposits, such as Ferguson Lake, are not common, especially in a politically stable environment such as Canada.

After generating encouraging results during multi-phase exploration programs conducted over the past several years, the Company has continued its drilling program throughout calendar 2008, in order to further delineate its existing resource base. Using state of the art geophysical survey techniques, the Company has also pursued regional exploration on much of its prospective surrounding mineral claims.  The Company has a number of targets for follow-up work.

Highlights for the quarter ended November 30, 2008

i.	On October 30, 2008, Starfield announced successful results from the refinement of the hydrolysis circuit in its hydrometallurgical process;

ii.	On November 10, 2008, the Company announced assay results of core samples from a further 13 holes of the calendar 2008 drilling program;

iii.	On December 10, 2008, Starfield announced the discovery of a diamond in a till sample taken from an area located near the center of the Company’s claim block; and,

iv.	On December 15, 2008, the Company filed on SEDAR an updated scoping study showing continued positive economics from its 100%-owned Ferguson Lake project in Nunavut.

Financial summary

As at November 30, 2008, Starfield had $7.2 million in cash compared to the February 29, 2008 year end (“YE”) balance of $10.9 million.

The Company had working capital of $5.2 million as of November 30, 2008 (YE: $10.8 million).

The Company’s financial instruments consist of cash, receivables and refundable deposits, accounts payable plus accrued liabilities and capital lease obligations. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. No cash or investments are held in commercial paper or asset based securities.

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All dollar values are in Canadian dollars unless otherwise indicated.

There were no acquisitions, dispositions, write-offs, abandonments or other similar transactions during the three and nine month periods ended November 30, 2008, respectively.

Other information

The results of operations reflect the costs of property acquisitions, exploration expenses and costs incurred by the Company to maintain its properties in good standing with regulatory authorities, and for administrative infrastructure to manage the acquisition, exploration, and financing activities of the Company.  General and administrative costs can be expected to increase or decrease in relation to the changes in activity required as property acquisitions and exploration continue. General and administrative costs are reduced by interest earned on bank accounts and short term investments.  As of November 30, 2008, the Company had not recorded any revenues from its exploration projects.

Scoping Study Confirms Economic Potential of Ferguson Lake Project

On March 20, 2008 the Company announced positive economics from a scoping study of its 100%-owned Ferguson Lake project in Nunavut, completed by Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”).  This scoping study was updated on December 15, 2008 and filed on SEDAR.  The study reflects updated metallurgical testwork results and the effects on capital and operating costs, a discussion of drill results since the last Mineral Resource update, proposed plant site change to Arviat, the addition of revenue from hematite product, and an updated cash flow with an expanded discussion of commodity price sensitivities.  The study shows that the Ferguson Lake project continues to have positive economics, even in the current negative market conditions.

Highlights of this updated scoping study are as follows:

•	Annual production anticipated at 27.5 million lbs. nickel, 43.6 million lbs. copper, 2.9 million lbs. cobalt, 1.4 million tonnes of sulphuric acid, and 1.4 million tonnes of hematite;
•	Resources sufficient to enable operations through 2030;
•	Capital costs estimated to be CDN$1.51 billion; and,
•	Hydromet process, with by-product electrical power generation, will result in very economical operations.

The Company is pleased that the revised scoping study continues to indicate a viable project at Ferguson Lake. The study was based primarily on the West Zone resource, and did not include the East Zone, which contains 9.5 million tonnes of mineralization, due to insufficient diamond drilling and grade information in that area. Also excluded was the potential of the low-sulphide, platinum group metals (“PGM”). The metals and acid markets are very volatile, and the return on the project will fluctuate accordingly.

The scoping study was prepared under the supervision of Graham Clow, P.Eng., Managing Director of Scott Wilson RPA of Toronto, who is an Independent Qualified Person as defined under National Instrument 43-101 (“NI 43-101”), and is based on Starfield’s most recent NI 43-101 report completed by Independent Qualified Persons John Nicholson, P. Geo. FRGS, Jamie Lavigne, P Geo. M.Sc., and Bryn Harris, B.Sc, Ph. D. FCIM, FIMMM, C.Eng., as filed on SEDAR on July 15, 2007.

The plant feed of 34.2 million tonnes grading 0.60% nickel, 0.95% copper, and 0.07% cobalt was estimated using normal mining dilution factors and typical mining losses such as ore left in crown pillars, and was based on the 34.7 million tonnes of indicated and inferred resources grading 0.70% nickel, 1.09% copper, and 0.08% cobalt as presented in Starfield’s NI 43-101 resource statement filed on SEDAR July 15, 2007.

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All dollar values are in Canadian dollars unless otherwise indicated.

Capital costs are estimated to be CDN$1.51 billion. The scoping study was designed to provide the best return on investment and there were no constraints placed on initial capital costs, which include a large tank farm for sulphuric acid storage, development of the hydromet process, a slurry pipeline (estimated to cost CDN$160 million) and an overhead power transmission line. Capital costs of the project are somewhat higher than originally planned, but are expected to create an operating cost structure that is at the low end of industry standards for northern operations.

The Ferguson Lake project will initially consist of a small open pit mine, followed by further development into an underground mine within one year of operation. Infrastructure will include a processing plant onsite at Ferguson Lake to crush, clean and grind massive sulphides into slurry. Current plans call for a pipeline that will transport the slurry from Ferguson Lake to a metallurgical processing plant located on the west coast of Hudson’s Bay. The two facilities will be connected by a 285-km 11-megawatt power line that follows the same path as the slurry pipeline.

The hydrometallurgical processing plant will extract pure, London Metal Exchange-grade nickel, copper and cobalt metals from the Ferguson Lake massive sulphides at competitive production costs. Unlike most metallurgical extraction processes, this environmentally-friendly method generates no toxic residues, recycles key reagents within the process, and produces sufficient electricity directly from the leaching of massive sulphides to power both the plant and the mine, with some excess electricity available for potential sale.

The electricity will be produced from steam created as a result of burning the hydrogen sulphide gas generated from the first stage of leaching. This generates a vast amount of heat while producing a saleable reagent (sulphuric acid) and superheated steam to generate electricity. Generating power from the ore itself means that there is no need to import fuel oil to power the plant, and therefore, no greenhouse gases are emitted to the atmosphere. Dr. Bryn Harris, B.Sc., Ph.D., FCIM, FIMMM, C.Eng, is the Qualified Person for the hydrometallurgical process.

A substantial amount of planning and innovation went into this study. The Company’s ability to generate its own electricity results in economical operating costs and the process plant’s proximity to deep water shipping will make it easier for resupply and by-product transportation.

The scoping study is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to apply the economic considerations that would enable them to be categorized as mineral reserves. There is no certainty that the reserves development, production and economic forecasts on which this scoping study is based will be realized.

Diamond Drill and Surface Exploration Program

Significant exploration and development drilling was undertaken during the year.  This was primarily designed to upgrade and expand the known copper-nickel-cobalt-platinum-palladium resource in the West Zone. Additionally, some of the drilling was designed to evaluate the low-sulphide PGM mineralization located in the footwall of the massive sulphide mineralization in order to undertake a preliminary resource estimation. The Company also began assessing the exploration potential of its large, geologically favourable land holding in the Ferguson Lake area to enable it to prioritize future exploration expenditures and/or define possible joint venture opportunities.

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All dollar values are in Canadian dollars unless otherwise indicated.

Diamond drilling - phase one

Phase 1 of the calendar 2008 exploration program consisted of 13,200 metres of diamond drilling between April and September 2008. Approximately 10,000 metres of this total was drilled into the low-sulphide, high-grade PGM Zone to further define this mineralization. Phase 2 drilling, totalling 5,800 metres, was designated for initial testing of targets including the West Zone Extension, the North Zone, the Grizzly Trend and part of the Y Lake Trend. In addition, drilling continued in the eastern part of the West Zone, to upgrade more resources to the indicated status. To date and including the two holes begun in 2007, a total of 51 holes were attempted, with 45 completed to planned depth, while six other holes were abandoned due to drilling difficulties, resulting in a total of 19,092 metres drilled during the fiscal 2009 program.  Of the holes completed to date, 34 were drilled on the West Zone, five were drilled on the North Zone, one was drilled on the Grizzly Trend, three were drilled on the Y Lake Trend and two were on the West Zone Extension.

Assays for the first 10 holes of the 45 holes completed during the calendar 2008 drilling program, were announced on August 27, 2008, and assays for an additional nine holes were released on September 18, 2008.  On November 10, 2008, Starfield released the following assay results of core samples from 13 diamond drill holes of the Company’s fiscal 2009 Ferguson Lake drill program:

West Zone Assay Results
Hole No.	From (m)	To (m)	Interval (m)	Pt (g/t)	Pd (g/t)	Cu	Ni	Co
FL08-392	75.03	76.38	1.35	0.13	0.92	1.70%	0.30%	0.06%
	144.70	146.96	2.26	0.22	2.80	0.97%	1.08%	0.12%
	152.85	155.65	2.80	5.04	2.76	0.30%	0.30%	0.03%
FL08-395	117.60	134.55	16.95	0.18	1.86	1.16%	0.96%	0.01%
	279.55	282.45	2.90	2.55	21.95	0.01%	0.02%	<0.01%
FL08-396	88.48	103.47	14.99	0.21	1.66	1.19%	0.75%	0.09%
	209.00	210.60	1.60	0.73	4.29	<0.01%	0.02%	<0.01%
	256.70	259.25	2.55	1.76	3.68	0.01%	0.03%	<0.01%
	285.50	287.00	1.50	1.20	3.53	0.04%	0.09%	0.01%
FL08-399	73.70	75.55	1.85	0.34	1.83	1.44%	0.66%	0.11%
	120.51	122.00	1.49	0.98	4.52	0.13%	0.13%	0.01%
	127.00	132.20	5.20	0.27	2.82	1.08%	0.96%	0.10%
	137.33	138.90	1.57	0.12	2.78	0.54%	1.09%	0.12%
	155.00	156.23	1.23	2.39	4.86	<0.01%	<0.01%	<0.01%
FL08-401	66.40	79.00	12.60	0.40	2.20	1.36%	0.83%	0.09%
	109.85	116.10	6.25	0.23	2.20	0.52%	0.92%	0.09%
	122.30	125.75	3.45	0.22	2.78	0.61%	1.02%	0.11%
FL08-403	76.33	79.43	3.10	0.08	0.76	0.86%	0.30%	0.03%
	160.00	168.90	8.90	0.20	1.62	0.54%	0.38%	0.05%
FL08-404	85.32	90.81	5.49	0.23	1.52	0.96%	0.74%	0.08%
	170.00	174.00	4.00	3.16	4.36	0.02%	0.02%	<0.01%
	275.00	278.00	3.00	0.31	5.34	0.14%	0.67%	0.08%
	278.00	284.00	6.00	0.46	3.91	0.12%	0.36%	0.04%
FL08-406	86.32	91.75	5.43	0.10	0.67	0.52%	0.28%	0.03%
	98.85	102.46	3.61	0.39	1.01	0.41%	0.06%	<0.01%
FL08-406	103.80	109.65	5.85	0.10	0.84	0.57%	0.30%	0.04%
	140.70	150.20	9.50	0.06	1.28	0.54%	0.36%	0.04%
FL08-411	92.50	98.00	5.50	0.12	1.60	0.75%	0.64%	0.07%
FL08-412	92.23	97.20	4.97	0.46	1.24	1.18%	0.56%	0.06%
	101.44	114.17	12.73	0.13	1.69	1.30%	0.78%	0.11%
	135.78	137.16	1.38	5.56	0.99	<0.01%	<0.01%	<0.01%
FL08-413	95.00	95.70	0.70	0.04	0.12	0.46%	0.06%	<0.01%

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All dollar values are in Canadian dollars unless otherwise indicated.

West Zone Extension Assay Results
Hole No.	From (m)	To (m)	Interval (m)	Pt (g/t)	Pd (g/t)	Cu	Ni	Co
FL08-407	647.00	672.50	25.50	0.42	2.00	1.18%	0.63%	0.08%
FL08-410	No significant results.

1.	The intervals listed are drill core lengths and do not necessarily depict true width.

The Company continues to be encouraged by the assay results and believes that the results show strong continuity between existing holes in the West Zone and that they indicate extensions of the massive sulphide lenses encountered in previous exploration.

Diamond drilling - phase two

As previously stated, Phase 2 of the fiscal 2008 program consisted of 5,800 metres of diamond drilling late in the calendar year. This work focused on the North Zone, the Grizzly Trend, the southwest end of the Y Lake Trend and the West Zone Extension.

Previous drilling on the West Zone Extension, which is believed to represent the down-plunge western continuation of the West Zone, indicates that, locally, the massive sulphide lenses are considerably thicker than those present in the eastern half of the West Zone.  To further evaluate this deeper mineralization, two holes (FL08-407 and FL08-410), totalling 2,005 metres, were completed during the 2008 drill program.  As in some of the previous drilling, FL08-407 encountered thick massive sulphide mineralization, with an intersection of 25.5 metres grading 0.63% nickel, 1.18% copper, 0.08% cobalt, 2.00 g/t palladium, and 0.42 g/t platinum.  Although FL08-410 did not encounter potentially economic grades of mineralization, it did intersect broad intervals of disseminated, veinlet controlled and submassive sulphides carrying elevated metals values, but at a greater depth than anticipated due to a possible structural complication.

Additional exploration activities, including drilling and reconnaissance geochemical sampling, were directed at the North Zone, located 1.5 km north of the West Zone, the Grizzly Trend and the south western part of the Y Lake Trend, which are located respectively 6 km and 20 km south of the West Zone. These exploration targets were selected for investigation because they either possess geophysical, geological and geochemical signatures similar to those of the West Zone or, in the case of the Grizzly Trend, are underlain by sulphide-bearing banded iron formations possessing geochemically anomalous metal values, as well as a strong VTEM (Versatile Time Domain Electromagnetic) response.

Grassroots exploration program

In an effort to further evaluate its large land holding, Starfield embarked on a grassroots surface exploration program to examine the kimberlite and gold potential of the Company’s 264 active claims comprising the Ferguson Lake project. In addition to the favourable geologic setting, the potential presence of kimberlites is reinforced by the active diamond exploration being undertaken by other companies on ground surrounding the Ferguson Lake project. Based on existing geologic, geophysical and geochemical data, Starfield also believes that there is potential for the discovery of other potentially significant base metal, diamond and gold occurrences on or near the project.

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All dollar values are in Canadian dollars unless otherwise indicated.

Initially, this diamond reconnaissance effort entailed the processing of approximately 1,100 20-litre unsieved till samples collected during the 2005/2006 project-wide sampling program.  Once the 30 kg samples have been screened, the two size fractions will be sent out for mineral extraction and KIM (kimberlite indicator minerals) counts.  Additionally, the morphology of the indicator minerals will be studied to determine the proximity to potential kimberlites, and detailed chemical studies will be undertaken on some samples to determine if the potential kimberlites are diamondiferous. Inductively coupled plasma (ICP) analyses of duplicate samples taken during the till sampling program have previously been completed.  The results of these multi-element analyses are currently being used in the metals reconnaissance program, and will also help to interpret the data obtained in the mineralogical studies. Geologic mapping and field reconnaissance indicates that the geochemically anomalous mineralization observed in the till samples was displaced only a short distance down-ice from the source, and it is supportive of the existing rock-chip geochemical data.

Although preliminary mineralogical studies have only been completed on approximately 18% of the samples, encouraging results, which were reported by Starfield on December 10, 2008, have been obtained in two of the samples collected near the south-center of the Company’s claim block. Sample TDS5-125 contained a significant number of indicator garnet grains, while sample TDS5-126 contained a microdiamond having a size consistent with the size fraction of the sample.

SGS Mineral Services has confirmed the results obtained in both of these samples are not due to contamination.  Although mineralogical studies on most of the till samples are yet to be completed, the results of these two samples are potentially significant for the following reasons:

•	The size of the diamond is consistent with the size fraction (-35 to +60 microns) being processed;
•	The picking lab had no microdiamond samples in it, and the preceding sample contained a significant number of diamond indicator grains;
•	The chemistry of the till sample, with its higher magnesium and chromium values, suggest there may be kimberlite debris present; and,
•	There were no striations on the diamond and the crystal was not broken, which suggests proximity to a nearby source.

Upon completion of the mineralogical studies for the original 1,100 till samples, follow-up till sampling will be undertaken in the next field program around all of the sample sites from which indicator minerals and/or microdiamonds have been identified, as well as from around some of the ten geophysical targets that were identified by the 2005 airborne geophysical surveys completed over the area. This program will be helicopter-supported and will consist of surface prospecting, followed up with till samples taken at 50 metre spacing around the targets and ground geophysical surveys. This will be followed by a small-scale drilling program, to test the better targets.

Hydrometallurgical Testing Update

On December 19, 2006, the Company announced the successful hydrometallurgical bench-scale test extraction of base metals from the Ferguson Lake massive sulphide mineralization, and the subsequent production of high purity nickel and copper metal from the process solution.

Under the direction of Dr. Bryn Harris, the Company has tested this newly-developed, chloride-based, metallurgical treatment process. The 2006 program resulted in laboratory recoveries (from sulphide core samples) ranging from 98% to 99.8% for copper and nickel and 60% to 70% for cobalt. During the two-stage treatment process, the PGM remain in the final residue (10% of original mass of sample) as a precious metal concentrate with a grade between 30 and 50 grams of palladium plus platinum per tonne. Separate electrolytic nickel and copper (99.99% purity) metal coupons (wafers) have been produced from the hydrometallurgical treatment solutions.

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All dollar values are in Canadian dollars unless otherwise indicated.

The success of this research program has allowed Starfield to develop a novel, environmentally-friendly and energy-efficient hydrometallurgical flowsheet to recover the base and precious metals from its’ Ferguson Lake massive sulphides. This process is carried out at atmospheric pressures, thus eliminating the need for a pressure leaching system. Additional confirmatory work is in progress, and is being funded by the Natural Sciences and Engineering Research Council (“NSERC”) at McGill University under the direction of Professor George Demopoulos (McGill) and Dr. Harris (Starfield). The research is focused on the crucial process step of iron precipitation and regeneration of the hydrochloric acid needed for the leaching step.  Program progress has resulted in the Company jointly continuing to fund the research.

In 2006, the Company provided funding to Dr. Harris to arrange and build a two-stage mini pilot plant leach circuit. The custom-built pilot plant is designed to provide continuous feed and testing of the process.  In 2007, the Company signed a contract with SGS Lakefield Research Limited to test the mini pilot plant using the Ferguson Lake massive sulphides. The process circuit’s modular units were set up at SGS’s laboratory facility located in Lakefield, Ontario. Dr. Harris and the professional hydrometallurgical staff of Lakefield successfully carried out the project to its completion in the fall of 2007. The objectives of the project were fully realized, by demonstrating the continuous operational capability of the leaching circuits, and providing the data necessary for the scoping study.

During 2006 and 2007, SGS Lakefield Research Limited was also contracted to carry out flotation and metallurgical testing on Ferguson Lake massive sulphide mineralization, and to conduct Platsol Hydrometallurgical leaching of first stage leach concentrate produced from the Harris hydro-metallurgical process.  All of these projects have been completed to support the Scott Wilson RPA scoping study evaluation of the Ferguson Lake Project.

On September 4, 2008, Starfield announced successful test results from the ongoing hydrometallurgical testing program.  During batch testing, the iron hydrolysis and acid recovery circuit worked well, producing a high quality hematite and simultaneously recovering a high strength hydrochloric acid. The hematite is of sufficient purity and quality to be used directly in steelmaking, and therefore presents a potential new revenue stream for the Ferguson Lake project.

Results to date have shown that:
•
Hydrochloric acid can be recovered at a strength of 34%. This is significantly better than any conventional acid recovery process currently being operated, such as pyrohydrolysis, which is used in the steel industry;

•
Up to 90% of the iron can be precipitated as highly crystalline hematite. The hematite produced is “black hematite” which is a pure form of the mineral. The iron content of the precipitates has varied from 67% to 71% iron. The precipitates show very low traces of chloride (<0.2%) and no base metals, making this material a suitable feed for a steelmaking process;

•	The precipitated solids have a moisture content of only 10% or less, demonstrating that they filter and wash well. This significantly aids the water balance of the hydrometallurgical plant; and,
•
Since no base metals are detected in the final iron solids, it will be possible to remove most of the iron from the circuit without incurring any loss of base metals.  This compares favourably with existing hydrometallurgical processes.

On October, 30, 2008, the Company released further successful test results from the refinement of the hydrolysis circuit in its hydrometallurgical process.  Testing of the semi-continuous circuit for iron hydrolysis, precipitation and hydrochloric acid recovery has been ongoing in Montreal for the past two months.  Initial results are encouraging, and further testing is planned.

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All dollar values are in Canadian dollars unless otherwise indicated.

Preliminary results show:
•	The procedure can be effectively and efficiently translated from the initial batch mode of testing to continuous operation. This key achievement in any hydrometallurgical process;
•	Hydrochloric acid, ranging from 30% to 35% in strength, has been continuously, and more importantly, steadily and consistently produced over extended periods of several hours; and,
•
The process generates a highly crystalline black hematite, with a coarse texture that filters very well, and an iron content of 68% to 71%, with no detectable base metals and very low chloride content (<0.2%).

Since the publication of the Company’s scoping study that was filed to SEDAR on May 1, 2008, considerable progress has been made towards optimizing and finalizing the process circuit. The magnesium chloride matrix has been abandoned and replaced by hydrochloric acid leaching. All the data generated with magnesium are equally applicable to acid alone. The primary leach and secondary leach, both of which were successfully piloted at SGS Lakefield in 2007, perform exactly the same with iron as the matrix as they did with magnesium.

Planning for a pilot plant is also underway. Hatch Engineering has been contracted to assist with the pilot plant design and testing. The Hatch Group provides process and detail engineering, technologies, business consulting as well as project and construction management services to the mining & metals, energy and infrastructure sectors.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial data for the Company for its last eight completed quarters:

Quarter ended	2008 Nov 30 Q3	2008 Aug 31 Q2	2008 May 31 Q1	2008 Feb 29 Q4	2007 Nov 30 Q3	2007 Aug 31 Q2	2007 May 31 Q1	2007 Feb 28 Q4
Total revenue	-	-	-	-	-	-	-	-
Net income(loss) CDN GAAP	(587)	(421)	(988)	(3,446)	(4,322)	(2,615)	(1,457)	1,101
Deferred mineral property costs	8,280	11,054	7,471	2,484	5,209	3,259	2,131	1,850
Cash	7,209	17,008	24,489	10,915	13,581	12,189	12,144	506
Basic and diluted income(loss) per share, CDN GAAP	(0.00)	(0.00)	(0.00)	(0.01)	(0.01)	(0.01)	(0.01)	0.01
Weighted average number of shares	323,476	323,220	302,579	298,702	283,364	265,281	211,251	189,474

Note: the above table is in thousands of Canadian dollars except for per share items, which are in Canadian dollars, and weighted average numbers of shares, which are in thousands.

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All dollar values are in Canadian dollars unless otherwise indicated.

SELECTED ANNUAL INFORMATION

$, in thousands except for per share data	February 29, 2008	February 28, 2007	February 28, 2006
Cash and cash equivalents	10,915	506	2,134
Mineral properties, deferred exploration, and development expenditures	76,664	63,581	46,375
Working capital	10,819	(1,913)	803
Sales	-	-	-
Loss before other items	13,496	4,763	2,436
Net loss	11,840	2,100	2,695
Basic and fully diluted loss per share	(0.04)	(0.01)	(0.02)
Total assets	90,315	65,064	48,923
Total long-term financial liabilities	69	185	-
Dividends	-	-	-

Note: The above table is in $’000s except for per share items, which are in dollars; these financial statements have been prepared on the basis of accounting principles applicable to a “going concern” which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Three months ended November 30, 2008 compared to the three months ended November, 2007

During the period ended November 30, 2007, the Company did not recommence drilling until September 2007 with the program continuing until early December 2007.  Starfield then resumed its current drilling and exploration program in April 2008 which continued through to the end of the current quarter. These changes in operational activity are reflected in the increased mineral properties costs.

Deferred exploration costs incurred in the three months ended November 30, were as follows:

	3 months ended Nov. 30, 2008 ($000’s)	3 months ended Nov. 30, 2007 ($000’s)
Maintenance costs	195	50
Compensation	1,682	1,248
Aircraft support including helicopter moves	734	1,304
Diamond drilling	1,173	807
Camp support costs including fuel requirements	2,846	976
Analytical and geophysical services	1,650	824
Accrual basis expenditures	8,280	5,209
Adjusted for non-cash expenditures and amounts unpaid at the quarter end	926	(17)
Amounts disclosed per the financial statements	9,206	5,192

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All dollar values are in Canadian dollars unless otherwise indicated.

Deferred exploration expenditures incurred during the three months ended November 30, 2008 were $3.1 million higher than during the corresponding period in 2007 due to the timing differences in exploration programs in both years.  The fiscal 2009 drilling program was completed in early November 2008 compared to the beginning of the fiscal 2008 exploration season in September 2007.  Aircraft support for the period decreased as a result of the completion of the drilling and exploration program started in the first quarter.  The Company completed its fiscal 2009 drilling program in early November resulting in decreased drilling costs as expected. This is in comparison to an increase over the prior year when the drilling program had just begun. Camp support costs for the period increased primarily due to an increased number of people and higher fuel expenditures, resulting from a spike in fuel prices, required to complete the fiscal 2009 drilling program.  Analytical costs for the period increased as the Company continued to analyze core samples as well as the substantial increase in activity relating to the development of the hydrometallurgical process.

General and administrative expenditures incurred were as follows:

	3 months ended Nov. 30, 2008 ($000’s)	3 months ended Nov. 30, 2007 ($000’s)
Consulting	2	47
Directors’ fees	66	93
Investor relations	91	1,112
Legal and audit	153	52
Management and administrative compensation	194	156
Rent and office	171	96
Transfer and regulatory fees	8	31
Travel and conferences	73	72
	758	1,659

General and administrative expenses for the three months ended November 30, 2008 decreased $0.9 million over the corresponding three months of the previous year due to the following significant changes:

•	Investor relations expenses were higher in the prior period due to a settlement of contracts with two companies which resulted in the issuance of shares and warrants;
•
Legal expenses were higher in the three months ended November 30, 2008 as most costs in the prior period related to share issuance costs and were treated accordingly for accounting purposes.  Legal expenses in the quarter included costs to settle former employee matters, costs to maintain and protect the claim block and costs of ongoing minor litigation matters;

•	Management compensation charges were higher in the three month period ended November 30, 2008 due primarily to the addition of a new full time corporate controller; and,
•
Rent and office increased due to higher rent rates at the Company’s head office, the cost of temporary accommodation for certain management as they work in multiple locations and increases in insurance expenses.

During the three months ended November 30, 2008, the Company granted no stock options (November 30, 2007 - 5,400,000) to directors, employees and consultants. The Company recognized $0.9 million in stock-based compensation expense with a corresponding credit to contributed surplus on the balance sheet, of which $0.8 million of the expense was capitalized to mineral properties (November 30, 2007 - $3.4 million, no capitalization).  The Company realizes the fair market value of the stock-based compensation over the vesting period of the options. The fair value of the options granted is calculated using the Black-Scholes option pricing model. Options vest equally with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

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All dollar values are in Canadian dollars unless otherwise indicated.

Nine months ended November 30, 2008 compared to nine months ended November 30, 2007

Deferred exploration costs incurred in the nine months ended November 30, were as follows:

	9 months ended Nov. 30, 2008 ($000’s)	9 months ended Nov. 30, 2007 ($000’s)
Maintenance costs	261	186
Compensation	6,351	2,167
Aircraft support including helicopter moves	3,994	2,799
Diamond drilling	3,538	769
Camp support costs including fuel requirements	8,292	2,952
Analytical and geophysical services	4,369	1,726
Accrual basis expenditures	26,805	10,599
Adjusted for non-cash expenditures and amounts unpaid at the quarter end	(5,855)	(47)
Amounts disclosed per the financial statements	20,950	10,552

Exploration expenditures for the nine months ended November 30, 2008 are $16.2 million higher than the same period in the prior year.  This is primarily due to the more extensive fiscal 2009 exploration program at Ferguson Lake compared to limited drilling and exploration in the prior year as a result of a late third quarter start.  The late start of the fiscal 2008 exploration program in the comparative nine month period resulted in lower diamond drilling expenditures, fewer personnel on site, less aircraft support, decreased helicopter requirements and an overall decrease in camp costs.  During the nine months ended November 30, 2008, the Company began and finished construction of an airplane landing strip at the mine site that now will allow larger planes to land.  In addition, Starfield completed the additional portions of the scoping study and dramatically advanced the hydromet process. Analytical and geological services were higher in the current year due to a combination of increased exploration activity as well as increased costs relating to the hydrometallurgical process.

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All dollar values are in Canadian dollars unless otherwise indicated.

General and administrative expenditures incurred were as follows:

	9 months ended Nov. 30, 2008 ($000’s)	9 months ended Nov. 30, 2007 ($000’s)
Consulting	53	95
Directors’ fees	153	246
Investor relations	344	1,310
Legal and audit	385	581
Management and administrative compensation	431	696
Rent and office	324	295
Transfer and regulatory fees	110	207
Travel and conferences	215	171
	2,015	3,601

The year to date general and administrative expenses decreased by $1.6 million over the same period in 2007 primarily due to decreases in investor relations of $1.0 million combined with decreases in legal and audit fees and compensation.  Significant changes are as follows:

•	Consulting fees were higher in the prior period due to one-time recruiting fees for senior personnel;
•
Directors’ fees decreased relative to the same period in 2007 due to catch-up compensation paid to directors in 2007 for unpaid prior fees. In addition, there is one fewer director in the current fiscal year;

•
Investor relations expenditures decreased in the current period due to a prior year settlement of two investor relations contracts offset by an increase in activity and expenditure in the current year due to an analyst tour of the Ferguson Lake project, increased conference activity and the addition of an online forum geared towards small-cap companies;

•
Legal expenses were reduced in the current period, as there were no fees associated with the initial TSX listing or commercial lease negotiations in 2008.  Audit fees were also lower as fees in 2007 had increased due to increased filing requirements, the hiring of an interim controller and additional accounting support staff;

•
Management compensation was higher in the nine months ended November 30, 2007 due to severance payments that were made to former employees. There were no comparable expenditures in 2008.  This increase is offset by the addition of a new full time employee in 2008;

•
Rent and office increased due mainly to increased insurance coverage and higher rent costs in the current period for a full nine months compared to higher rent expenses in the prior period for only six months after the corporate office was moved to Toronto;

•
Transfer and regulatory fees decreased in comparison to the nine months ended November 30, 2007 as the initial TSX listing fees were paid in 2007 with no comparable expenditure in the first nine months of 2008; and,

•	Travel and conference expenses are higher in the current period due to increased conference attendance and domestic travel in connection with the current year’s exploration program.

During the first three quarters, the Company granted 1,650,000 stock options (November 30, 2007 - 14,270,000) to directors, officers, employees and consultants. Starfield recognized $3.8 million in stock-based compensation expense with a corresponding credit to contributed surplus on the balance sheet, of which $3.1 million of the expense was capitalized to mineral properties (November 30, 2007 - $6.3 million, no capitalization).  The Company realizes the fair market value of the stock-based compensation over the vesting period of the options. The fair value of the options granted is calculated using the Black-Scholes option pricing model with the following assumptions: a five year expected term, volatility between 75% to 85%, risk-free interest rate ranging from 3.05% to 3.21% and an expected dividend yield of 0%. Options vest equally with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

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All dollar values are in Canadian dollars unless otherwise indicated.

LIQUIDITY

General

The activities of the Company, principally the acquisition and exploration of mineral properties, are financed through the completion of offerings involving the sale of equity securities. These equity offerings generally include private placements and the exercise of warrants and options.

On May 6, 2008, the Company issued 15,000,000 flow-through common shares at a price of $1.00 per share for gross proceeds of $15.0 million and 5,555,556 common shares at a price of $0.90 per share for gross proceeds of $5.0 million, for aggregate gross proceeds of $20.0 million. The Company incurred issuance costs of $1.0 million.

Starfield is using the proceeds from the offering for general exploration expenditures and working capital purposes.

Since Starfield is an exploration and development stage company, it does not have the ability to generate significant amounts of cash and cash equivalents in the short term. To maintain the Company's capacity to meet planned growth or to fund further development activities, the Company must utilize its current cash reserves, income from investments, and cash from the sale of securities.

As at November 30, 2008, Starfield had $7.2 million in cash (YE: $10.9 million) and working capital of $5.2 million, (YE: $10.8 million). The decrease in cash and working capital is primarily a result of funding the exploration program and the development of the hyrdromet process during the current fiscal year.

There are 800,000 warrants outstanding (YE: 800,000) at a weighted average exercise price of $1.67, which, if fully exercised, would raise almost $1.3 million (YE: $1.3 million). The dollar value contribution of only in-the-money warrants would be approximately $nil.

There are also 19.2 million share purchase options outstanding (YE: 20.0 million) with a weighted average exercise price of $0.97 that would contribute approximately $18.7 million (YE: $19.2 million) if exercised in full.  The dollar value contribution of only in-the-money options would be approximately $1.0 million.

The Company’s long-term debt consists of capital lease obligations, and its credit and interest rate risks are limited to interest bearing cash balances.  Accounts payable and accrued liabilities are short-term and non-interest bearing.

As of the date of this report, the Company had approximately $4.2 million in cash, which is held at the Royal Bank of Canada in Toronto.

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All dollar values are in Canadian dollars unless otherwise indicated.

Other

At the request of the Crown attorneys, on November 21, 2008, the Nunavut Court of Justice stayed the legal proceedings against Starfield.  The Company had been charged in 2007 under the Nunavut Wildlife Act for allegedly feeding a wild animal.

Starfield is not aware of any undisclosed commitments, events, risks or uncertainties that the Company reasonably believes will materially affect the Company's future performance.

Starfield has no defaults or arrears or anticipated defaults or arrears on dividend payments, lease payments, interest or principal payment on debt, debt covenants, and redemption or retraction or sinking fund payments.

As of the date of this MD&A, the Company had entered into the following contractual financial obligations:

Item ($, in thousands)	Total	Less than 1 year	1-3 years	More than 3 years
Toronto office lease	901	177	550	174
Kivalliq Inuit Association commercial lease	288	96	192	-
Capital leases for equipment	111	89	22	-
Total contractual obligations	1,300	362	764	174

Starfield’s receivables are mainly comprised of GST recoveries.

Prepaid expense and deposits consist mainly of $0.3 million on deposit with the Kivalliq Inuit Association as reclamation, wildlife and environmental bonds, and $0.2 million in prepaid insurance.

The Company had no other unusual or infrequent events or transactions over the past year.

CAPITAL RESOURCES

Starfield has no commitments for additional capital expenditures as of the date of this report.

The discovery, development and acquisition of mineral properties are, in many instances, unpredictable events. Future metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Company does not expect to receive significant income from any of its properties within the foreseeable future. Should the Company decide to further develop any of its properties, the Company may fund its capital requirements by arranging further equity financing, issuing long-term debt, arranging joint ventures with other companies, or through a combination of the above.

The Company does not have sources of financing that have been arranged but not yet used, nor are there expenditures not yet committed but required to maintain the Company's current exploration activities or to meet and to fund current mineral development activities.

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All dollar values are in Canadian dollars unless otherwise indicated.

OUTLOOK

General economic conditions and the current stock and metals market turmoil have had a materially negative impact on the resource sector.  Decreasing demand resulting from projected economic slowdowns has caused significant decreases to metals prices.  Junior exploration companies typically rely upon equity financing or joint venture partnerships to fund their activities.  Given the state of the current financial markets, there is no certainty with respect to the Company’s ability to raise capital.

During the current fiscal year, all significant tests to complete a flow sheet for the hydromet process have been completed.  The Company completed most of the drilling required to continue the economic and feasibility studies on its Ferguson Lake project.  Looking forward, Starfield will continue to advance its Ferguson Lake project in a financially prudent way in the context of the marketplace by reducing discretionary expenditures.  Given the recent confirmation of the existence of diamond potential on our property, we intend to fund an exploration program to further advance our knowledge of the diamond opportunity on our large property.

RISKS AND UNCERTAINTIES

Exploration and mining companies face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical.

The principal activity of the Company is mineral exploration, which is inherently risky.  Exploration is also capital intensive, and the Company currently has no source of income other than that described above. Only the skills of its management and staff in mineral exploration and exploration financing serve to mitigate these risks, and therefore are one of the main assets of the Company.

Following are the risk factors, which the Company’s management believes are most important in the context of the Company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the Company may not be suitable for all investors.

Competitive Conditions

The mineral exploration and mining business is competitive in all phases of exploration, development and production. The Company competes with a number of other entities in the search for and the acquisition of productive mineral properties. As a result of this competition, the majority of which is from companies with substantially greater financial and technical resources than Starfield, the Company may be unable to acquire attractive properties in the future on terms it considers acceptable or recruit and retain qualified employees. In addition, Starfield competes with other resource companies, many of whom have more advanced properties that are better able to attract equity investments and other capital.  Companies actively exploring in the Ferguson Lake area include, amongst others, De Beers Canada Exploration Inc., Kennecott Canada Exploration Inc. and BHP Billiton Diamonds Inc.

The ability of the Company to acquire properties depends on its success in exploring and developing its present properties and on its ability to select, acquire, and bring to production suitable properties or prospects for mineral exploration and development.  Factors beyond the control of the Company may affect the marketability of minerals mined or discovered by Starfield.  Mineral prices have historically been subject to fluctuations and are affected by numerous factors beyond the control of the Company.

Title Matters

Title to, and the area of, mining concessions may be disputed. Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

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All dollar values are in Canadian dollars unless otherwise indicated.

Going Concern

The Company’s ability to continue as a going concern is dependent on its ability to successfully operate the Ferguson Lake property.  The Company will actively seek financing from time to time to develop the Ferguson Lake project; however, the availability, amount and timing of the financings are not certain at this time.

The Company is Experiencing Negative Cash Flow

The success of the Company’s business will depend upon the Company’s ability to develop its cash flow from operations to a point where it becomes profitable.  The Company currently has limited cash on hand and no revenue from operations. Since it is experiencing negative cash flow, its cash reserves are being depleted. Accordingly, the Company must obtain additional funds presently through the sale of equity and debt capital.  The only alternatives for the financing of the Company’s business would be the offering by the Company of an interest in its mining properties to be earned by another party or to obtain project or operating financing from financial institutions, neither of which is presently intended.

If the Company cannot increase its cash flow and become profitable, it will have to raise additional funds. However, such funds might not be available on acceptable terms, and, as a result, there would be a material adverse effect on the Company (its business and results of operations), and it may not achieve its business objectives.

The Company has No History of Operations

The Company has no history of operations, and is in the early stages of development of its mining property.  The Company may experience higher than budgeted costs and delays which were not expected. The Company must also locate and retain qualified personnel to conduct exploration work.  Further adverse changes in any one of such factors or the failure to locate and retain such personnel will have an additional adverse effect on the Company, its business and results of operations.

The Mining Industry is Speculative and of a Very High Risk Nature

Mining activities are speculative by their nature and involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The Company’s drilling activities are in the development stage and such development is subject to the risk that previously reported inferred mineralization may not be economic. If this occurs, the Company’s existing resources may not be sufficient to support a profitable mining operation.

The Company’s activities are subject to a number of factors beyond its control, including intense industry competition and changes in economic conditions (including some operating costs, such as electrical power). Its operations are subject to all the hazards normally incidental to exploration, development and production of base and precious metals, any of which could result in work stoppages, damage to or loss of property and equipment, and possible environmental damage.

An adverse change in any one of such factors, hazards and risks would have a material adverse effect on the Company, its business and results of operations. This might result in the Company not meeting its business objectives.

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All dollar values are in Canadian dollars unless otherwise indicated.

The Company is Dependent on Various Key Personnel

The Company’s success is dependent upon the performance of key personnel. The Company does not maintain life insurance for key personnel, and the loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

The Company’s Activities might suffer Losses from or Liabilities for Risks which are not Insurable

Hazards, such as unusual or unexpected geological formations and other conditions, are inherent in mineral exploration and development. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.  The occurrence of such liabilities could have a material, adverse effect on the Company’s financial position and results of operation.

The Company currently carries general commercial liability, tenant’s legal liability, building, contents and contractors equipment insurance, as well as directors’ and officers’ insurance. Additionally, all contractors carry their own general and equipment liability insurance.  Although the Company intends to maintain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition and results of operation.

There is Uncertainty of the Nature and Amount of the Company’s Resources

While the Company has carried out, and will carry out on an annual basis, estimates of its mineral resources, this should not be construed as a guarantee that such estimates are accurate. If such estimates prove to be materially inaccurate, that would have a material effect on the Company’s business and results of operations.

The Company may Experience Uncertainty in Marketing the Nickel, Copper, Platinum, Palladium and Cobalt which it may Potentially Mine

The Company’s future revenues are expected to be in large part derived from the mining and sale of nickel, copper, platinum, palladium and cobalt.  The prices of these metals fluctuate and are affected by numerous factors beyond the Company’s control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new mine development and improved mining and production methods.

The Company’s Activities are subject to Extensive Governmental Regulation and Permitting Requirements

Exploration, development and mining of minerals are subject to extensive federal, provincial and local laws and regulations governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. These laws and regulations are administered by various governmental authorities including but not limited to:

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All dollar values are in Canadian dollars unless otherwise indicated.

(a)	Government of Canada
(i)	Canada Customs and Revenue Agency (taxation)
(ii)	Canadian Environmental Assessment Agency, Environment Canada (environ-mental protection)
(iii)	Natural Resources Canada (land use and conservation)
(iv)	Dept. of Fisheries and Oceans (land use and conservation)
(v)	Dept. of Indian Affairs and Northern Development (land use and conservation)

(b)	Government of Nunavut
(vi)	Dept. of Sustainable Development (mineral tenure, development and use)
(vii)	Nunavut Planning Commission (land use and conservation)
(viii)	Nunavut Water Board, (environmental protection) (land use and conservation)
(ix)	Dept. of Finance (taxation)
(x)	Nunavut Impact Review Board (mine plans, labour rights and relations)
(xi)	Dept. of Culture, Language, Elders and Youth (mine plans, labour rights and relations)
(xii)	Kivalliq Inuit Association (land use and conservation)

(c)	Kivalliq Designated Inuit Organization
(xiii)	Inuit Impact and Benefit Agreement (tax assessment)
(xiv)	Keewatin Regional Land Use Plan (building permitting)
(xv)	Kivalliq Inuit Association (business licensing)

In addition, the current and future operations of the Company, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities.  The Company has obtained all government licenses, permits and approvals necessary for the operation of its business to date; however, additional licenses, permits and approvals may be required.  The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on the Company, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring the Company’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on the Company and its business and could result in the Company not meeting its business objectives.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs, reduced levels of production at producing properties, or require abandonment or delays in development of its mining properties.

The Company’s Activities are Subject to Extensive Environmental Protection Requirements

All phases of the Company’s operations are subject to environmental regulation. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Future changes in environmental regulation could adversely affect the Company’s operations by increasing costs and reducing profitability.

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All dollar values are in Canadian dollars unless otherwise indicated.

The Company does not Pay Dividends

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is likely investors will not receive any return on their investment in the Company’s securities other than possible capital gains.

Supply/Demand Outlook for Metals

The Company believes that there are a significant number of external forces acting on supply and demand of base and precious metals.  The current metal markets for nickel, copper, platinum and palladium are demonstrating considerable volatility, and the Company is unable to predict future metal prices with any certainty.

TRANSACTIONS WITH RELATED PARTIES

During the three and nine month periods ended November 30, 2008, other than the item discussed below, the Company had no transactions with related parties.

A former director of the Company is a major shareholder of Ferguson Simek Clark International (“FSCI”), a professional engineering consulting practice specializing in cold climate and remote location projects.  During the second quarter, FSCI ceased to be a related party.  During the three and nine months ended November 30, 2008, the Company incurred costs of $nil and $0.1 million, respectively, with that entity (2007 - $0.5 million and $0.8 million).

The transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

OFF-BALANCE SHEET TRANSACTIONS

The Company has not entered into any off-balance sheet transactions.

PENDING TRANSACTIONS

To the best of Management’s knowledge, there are no other pending transactions that will materially affect the performance or operation of the Company.

SIGNIFICANT ACCOUNTING POLICIES

i.	Deferred mineral properties

The costs of exploration are capitalized as incurred, as deferred costs, until such time as the properties are put into commercial production, at which time the costs incurred will be charged to operations on a unit-of-production basis over the estimated mine life.  During the course of acquiring, exploring and developing potential mining properties, the Company must comply with government regulated environmental evaluation, updating and reclamation requirements. To date, no significant disturbances have occurred.  Upon abandonment or sale of a property, all deferred costs relating to the property will be expended in the year of such abandonment or sale.

ii.	Stock based compensation

The Company follows the fair value method of accounting for its stock-based compensation.  The fair value of the stock options awarded is determined at the grant date using the Black-Scholes option pricing model and the associated expense is recognized over the vesting period.  Consideration paid for the shares on the exercise of stock options is credited to capital stock.

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All dollar values are in Canadian dollars unless otherwise indicated.

Recent Accounting Pronouncements

Other than as disclosed in the February 29, 2008 audited financial statements and as described in the following paragraph, there are no new accounting pronouncements that are expected to impact the Company.

The CICA has issued the following new standard which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2009. The Company will adopt the requirements commencing in the quarter ended May 31, 2009, and is considering the impact this will have on the Company's financial statements.

Section 3064, Goodwill and intangible assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and expenses during the pre-operating period. As a result of the withdrawal of EIC 27, the Company may no longer be able to defer costs and revenues incurred prior to commercial production at new operations.

OTHER

Shares issued and outstanding

As at January 9, 2009, the Company had 323,475,899 shares issued and outstanding as well as 19.2 million options and 800,000 warrants.  The exercise of all outstanding options and warrants would generate proceeds of $20.3 million.  The dollar value contribution of only in-the-money options and warrants would be approximately $1.0 million.

Disclosure for Issuers without Significant Revenue

Additional disclosure concerning Starfield’s general and administrative expenses and deferred mineral costs is provided in the Company’s statement of operations and the accompanying notes contained in its audited financial statements for February 29, 2008 that is available on its SEDAR Page Site accessed through www.sedar.com.

Disclosure Controls and Procedures

Management of the Company is responsible for designing, establishing and maintaining adequate internal controls over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and board of directors that the financial statements present fairly the financial position and activities of the Company. However all internal control systems, no matter how well designed, have limitations. Therefore, even a system believed to be effective will only provide reasonable assurance with respect to financial statement preparation and presentation.

The Company’s Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) evaluated the design of internal control procedures as defined in Multi-lateral Instrument 52-109 and have determined that they provide reasonable assurance with respect to the reliability of the Company’s financial reporting as of November 30, 2008.

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All dollar values are in Canadian dollars unless otherwise indicated.

In completing their evaluation of the design of the Company’s internal control procedures, the CFO and CEO have concluded that due to growth in size of the Company and the inherent complexity of accounting for some of the Company’s transactions, the Company does not have sufficient specialized knowledge to address certain technical and complicated accounting issues. In order to remediate this issue, the Company will hire, from time to time, consultants and tax advisors who are skilled in the specialized areas of taxation and financial reporting (and who are independent of management and the Company’s auditors) to assist in the preparation of the Company’s tax provision calculations and to assist the Company in its financial reporting with respect to complex accounting issues.

As of the date of this MD&A there were no changes in the Company’s internal controls over financial reporting, other than those discussed above, that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

Approval

The audit committee members of Starfield have approved the disclosure contained in this quarterly MD&A.

This MD&A is available on Starfield’s SEDAR Page Site accessed through www.sedar.com.

Other Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.starfieldres.com.

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All dollar values are in Canadian dollars unless otherwise indicated.